Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Savings and Profit Sharing Plan and Trust Agreement of

Alfa Mutual Insurance Company:

We consent to the incorporation by reference in Registration Statement No. 333-67082 on Form S-8 of Alfa Corporation of our report dated May 21, 2004, with respect to the statements of net assets available for plan benefits of the Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company as of December 30, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related schedule, which report appears in the December 30, 2003 Annual Report on Form 11-K of the Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company.

/s/  KPMG

Atlanta, Georgia

June 25, 2004